UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   Form 12b-25
                           NOTIFICATION OF LATE FILING



                                    FORM 20-F
                   FOR THE FISCAL YEAR ENDED OCTOBER 31, 2000



                           SEC FILE NUMBER: 000-31305


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                         PART I - REGISTRANT INFORMATION

Full Name of Registrant:

         Haemacure Corporation

Address of Principal Executive Office (Street and Number):

         2001 University, Suite 430

City, State and Zip Code:

         Montreal, Quebec  H3A 2A6   Canada

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check the box if appropriate.)

( )    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

( )    (b) The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

( )    (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant filed an initial Form 20-F Registration Statement with the Commission on August 10, 2000, and an Amendment No. 1 to Form 20-F Registration Statement on April 2, 2001 (collectively, the "Registration Statement"). As of the date of this Form 12b-25, the Commission was still in the process of reviewing and commenting upon the Registration Statement. Because the nature and form of the disclosures set forth in the Registrant's Form 20-F Annual Report for the fiscal year ended October 31, 2000 will be influenced and impacted by the Commission's comments to the Registration Statement, the Registrant cannot file such Form 20-F Annual Report within the prescribed time period.

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                           PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

         Marc Paquin
         (941) 364-3701

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                  (X)      Yes             ( )   No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  (X)      Yes             ( )   No

4. If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment A hereto.


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Haemacure Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 27, 2001                  By: /s/ James L. Roberts
                                          -------------------------------------
                                       James L. Roberts, Chief Financial Officer



                           ATTACHMENT A TO FORM 12B-25

The Registrant anticipates that the consolidated statements of operations to be included in the Form 20-F Annual Report will reflect revenues of approximately $13.4 million (Canadian) for fiscal year 2000, compared to $5.8 million (Canadian) for 1999, an increase of approximately 132%. This increase is primarily attributable to the Registrant's continuing efforts to educate the medical community about its products through the Registrant's educational programs. The Registrant anticipates that the Form 20-F Annual Report will also reflect an increase in the Registrant's operating expenses, from $16.6 million (Canadian) in 1999 to $18.9 million (Canadian) in 2000. This increase is attributable primarily to a rise in cost of sales operations and additional marketing expense due to greater sales activities in 2000. The Registrant anticipates that the Form 20-F Annual Report will reflect a reduction in the Registrant's net consolidated loss, from $16.2 million (Canadian) in 1999 to $12.3 million in 2000.


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